SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Decarbonization Plus Acquisition Corporation III

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

24279D105

(CUSIP Number)

D. E. Shaw & Co., L.P.

Attn: Compliance Department

1166 Avenue of the Americas, 9th Floor

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 24279D105

1	NAME OF REPORTING PERSON D. E. Shaw Valence Portfolios, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,791,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,791,470

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,791,470
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.09%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 24279D105
1	NAME OF REPORTING PERSON D. E. Shaw & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,184,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,184,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,184,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 24279D105
1	NAME OF REPORTING PERSON D. E. Shaw & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,184,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,184,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,184,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 24279D105
1	NAME OF REPORTING PERSON David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,184,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,184,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,184,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Introductory Note

This Amendment No. 1 to Schedule 13D is filed by and on behalf of each of the Reporting Persons to amend and supplement the Schedule 13D related to the Class A Common Stock, par value $0.0001 per share, of Decarbonization Plus Acquisition Corporation III (the “Issuer”), previously filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 2, 2021 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a), (b) Based upon the Issuer’s Form S-4/A filed with the SEC on November 2, 2021, there were 43,710,000 Common Shares issued and outstanding as of October 29, 2021. The 1,791,470 Common Shares beneficially owned by Valence (the “Valence Shares”) represent approximately 4.09% of the Common Shares issued and outstanding. The 393,087 Common Shares beneficially owned by Oculus (the “Oculus Shares”) represent approximately 0.89% of the Common Shares issued and outstanding.

DESCO LLC, as the manager of Oculus and Valence, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares and the Oculus Shares (collectively, the “Subject Shares”).

DESCO LP, as the investment adviser of Valence and Oculus, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. On November 10, 2021, the Reporting Persons beneficially owned 4.99% of the outstanding shares. Neither DESCO LP nor DESCO LLC owns any of the Subject Shares directly, and each of DESCO LP and DESCO LLC disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the investment adviser of Valence and Oculus, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, which in turn is the manager of Valence and Oculus, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares as described above and, therefore, David E. Shaw may be deemed to be the beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of November 10, 2021, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owned any Common Shares other than those set forth in Item 5.

(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons (or certain entities affiliated with the Reporting Persons) in the Common Shares from September 11, 2021 through November 10, 2021, which were all brokered transactions, are set forth below:

Name	Date	Price per Share[1]	Number of Shares Purchased/(Sold)
Oculus	10/27/2021	$10.5394[2]	(5,200)
Valence	10/27/2021	$10.5411[2]	(15,505)
Oculus	10/28/2021	$11.1015[3]	(19,689)
Valence	10/28/2021	$11.0928[4]	(63,465)
Oculus	10/29/2021	$11.9408[5]	(31,063)
Oculus	10/29/2021	$12.3337[6]	(848)
Valence	10/29/2021	$11.9115[7]	(120,912)
Valence	10/29/2021	$12.3214[8]	(5,226)
Oculus	11/2/2021	$12.6697[9]	(4,100)
Valence	11/2/2021	$12.6709[10]	(12,135)
Oculus	11/5/2021	$11.4207	(41,855)
Valence	11/5/2021	$11.4207	(190,745)
Oculus	11/8/2021	$12.2862	(41,855)
Valence	11/8/2021	$12.2862	(190,745)
Oculus	11/9/2021	$11.6413	(41,855)
Valence	11/9/2021	$11.6413	(190,745)
Oculus	11/10/2021	$11.3084	(38,148)
Valence	11/10/2021	$11.3084	(173,852)

(e) On November 8, 2021, Valence ceased to be the beneficial owner of more than 5% of the outstanding Common Shares. On November 10, 2021, DESCO LLC, DESCO LP, and David E. Shaw ceased to be beneficial owners of more than 5% of the outstanding Common Shares.

1 Where weighted average price is used for the reported transactions, the Reporting Persons undertake to provide upon request by the SEC, full information regarding the number of shares purchased or sold at each separate price.

2 A weighted average price based on prices ranging from $10.40 to $10.65.

3 A weighted average price based on prices ranging from $10.72 to $11.44.

4 A weighted average price based on prices ranging from $10.72 to $11.46.

5 A weighted average price based on prices ranging from $11.30 to $12.30.

6 A weighted average price based on prices ranging from $12.31 to $12.35.

7 A weighted average price based on prices ranging from $11.29 to $12.28.

8 A weighted average price based on prices ranging from $12.30 to $12.36.

9 A weighted average price based on prices ranging from $12.54 to $12.79.

10 A weighted average price based on prices ranging from $12.51 to $12.79.

Item 7. Material to be filed as Exhibits

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated August 2, 2021 (incorporated by reference to the Schedule 13D filed on August 2, 2021).

Exhibit 2	Form of Subscription Agreement, dated June 15, 2021, between Issuer and subscribers (incorporated by reference to Exhibit 99.1 to Issuer’s Form 8-K filed on June 15, 2021).

Exhibit 3	Warrant Agreement, dated March 23, 2021, between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Issuer’s Form 8-K filed on March 26, 2021).

Exhibit 4	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated March 1, 2017.

Exhibit 5	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated March 1, 2017.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated March 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto as Exhibits 4 and 5, and incorporated herein by reference.

Dated: November 10, 2021

D. E. Shaw Valence Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw